UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14F-1

INFORMATION STATEMENT PURSUANT

TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

BLVD HOLDINGS, INC.

(Exact Name of Registrant as Specified in Its Charter)

Nevada

(State or Other Jurisdiction of Incorporation)

000-55078	45-5512933
(Commission File Number)	(IRS Employer Identification No.)

3500 West Olive Avenue, 3rd Floor
Burbank, CA	91505
(Address of Principal Executive Offices)	(Zip Code)

(818) 381-9360

(Registrant's Telephone Number, Including Area Code)

NO VOTE OR OTHER ACTION OF THE COMPANY’S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY

INFORMATION STATEMENT

PURSUANT TO SECTION 14(F) OF

THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14F-1 THEREUNDER

Notice of Anticipated Change in the

Majority of the Board of Directors

February 14, 2013

INTRODUCTION AND CHANGE OF CONTROL

This Information Statement (this “Information Statement”) is being furnished to all holders of record of common stock, par value $0.001 per share, of BLVD Holdings, Inc., a Nevada corporation (the “Company”, “we” or “our”) at the close of business on February 24, 2013 in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 promulgated under the Exchange Act, in connection with an anticipated change in majority control of our board of directors (the “Board”) other than by a meeting of stockholders.  This Information Statement is being distributed on or about February 14, 2014.

On January 30, 2014, the Company, M. Ann Courtney (“Seller”) and John G. Simmonds (“Buyer”) entered into an Amended Stock Purchase Agreement (the “Purchase Agreement”), whereby Ms. Courtney agreed to sell her 5,750,000 shares of common stock in the Company (the “Shares”), representing 82.4% of the issued and outstanding shares of the Company

The Purchase Agreement contains customary representations and warranties of Seller, the Company and Buyer.  The Purchase Agreement also contains customary covenants and agreements, including, without limitation, covenants relating to the conduct of the businesses of the Company between the date of signing of the Purchaser Agreement and the consummation of the transactions contemplated therein.

Pursuant to the terms of the Purchase Agreement, the Company will have a reconstituted Board of Directors following the consummation of the transactions contemplated therein.  Following the completion of such transactions, Buyer will be the sole member of the Board of Directors.  This Information Statement contains information about the person who will serve on the Board of Directors following the consummation of the sale and purchase of the Shares.

We have agreed to file with the Securities and Exchange Commission (the “SEC”) and distribute to our stockholders, this Information Statement disclosing our intention to appoint to our Board the individual designated by Buyer identified herein promptly after the requisite waiting period has elapsed under Section 14(f) of the Exchange Act and the applicable transactions have been consummated (the “Closing”).

No action is required by our stockholders in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require that we mail to our stockholders of record the information set forth in this Information Statement at least ten days prior to the date on which there occurs a change in a majority of our directors pursuant to any arrangement or understanding with the person or persons acquiring securities from us.  Accordingly, the appointment of the new Board member will not occur until at least ten days following the mailing of this Information Statement.  This Information Statement will be first mailed to our stockholders of record on or about February 14, 2014.

VOTING SECURITIES

As of September 30, 2013, we had 6,980,000 shares of common stock issued and outstanding.  Each share of our common stock is entitled to one vote.  Our stockholders will have the opportunity to vote with respect to the election of directors at the next annual meeting of our stockholders.

DIRECTORS AND EXECUTIVE OFFICERS

General Information

Currently, our Board consists of M. Ann Courtney, and Ms. Courtney served as our Chief Executive Officer and President. Henry Cohen served as our Secretary and Treasurer. John G. Simmonds has designated himself to serve as the sole member of the Board of Directors. Ms. Courtney will resign from the Board and as Chief Executive Officer and President after Closing.  Following the appointment of Mr. Simmonds to the Board, the Board will consist of one (1) member.  This person will be appointed to the Board, at Closing, but, in any event, no earlier than the date which is ten days following the mailing of this Information Statement to our stockholders.  It is also anticipated that Mr. Cohen will resign as an executive officer and Mr. Simmonds will be appointed President, Secretary and Treasurer at the Closing.  The director serves until the next annual meeting of stockholders or until his successor is elected and qualified.  Officers are elected by our Board and their terms of office are at the discretion of our Board.

Business Experience of Directors

The following table sets forth certain information with respect to the person who is anticipated to be the sole member of the Board at Closing.

Name	Age	Position to be Held
John G. Simmonds	63	Director (Chairman of the Board)

John G. Simmonds.  Mr. Simmonds began his career with A.C. Simmonds & Sons Limited, a company founded by his grandfather in 1918. Mr. Simmonds has served as Chairman and Director of numerous Public Companies and has extensive experience in building teams and operating Companies. In 1979, Mr. Simmonds started Midland Canada as a division of AC Simmonds and Sons, a family business, which he sold in 1987 to Glenayre (GLN:TSX) for $13 Million. In1988, Mr. Simmonds took control of GLN, which he then sold to Trans Canada glass (TCG:TSX) in 1989 for $130 Million. Mr. Simmonds bought Cherry Downs, a golf course located in Pickering, Ontario, in 1989 and thereafter acquired four more golf courses. In 1993, he vended all 5 golf courses, known as ClubLink, to Sindor Resources and then acquired Midland International in Kansas City for $8.3 Million from Sears. Mr. Simmonds completed a RTO of Intek Diversified (IDCC:NASDAQ) in 1994. From 1995 to 1996, Mr. Simmonds vended in several wireless businesses including Midland International into IDCC and merged with Securicor Communications giving Securicor PLC control of IDCC. Thereafter, he acquired Kinghaven, a 300 acre farm, in partnership with Clublink to build a new golf course in King City, Ontario with an equestrian theme. In 2002, Mr. Simmonds acquired Tioga Park, a quarter horse race track along with 30 other pieces of property in up-state New York. Mr Simmonds partnered with Jeff Gural in 2003 to form American Racing Corporation, in order to build Tioga Downs. In 2003, he was appointed Chairman and CEO of Wireless Age Communications Inc. which completed an RTO into a mining shell trading under new symbol WLSA:OTC NASDAQ. Mr. Simmonds’ company, American Racing Corp., acquired Vernon Downs and established a casino at the race track in 2004. Thereafter, he took over operational control of Minacs (MXW:TSX ) which was subsequently sold for over $200 Million. In 2005, he directed the merger of Wireless Age Communications Inc. with MM Wave, a private company, and resigned as Chairman and CEO. After MM Wave went bankrupt in 2007, Mr. Simmonds came back to take control of Wireless Age Communications Inc. Mr. Simmonds sold out of American Racing Corporation in 2008, sold Wireless Age Communications Inc. in 2009 and founded Vertility Group of Companies in 2010.

Director Independence; Leadership Structure

Our Board currently consists of one member, M. Ann Courtney.  Ms. Courtney also serves as our Chief Executive Officer and President.  Henry Cohen serves as our Secretary and Treasurer. Neither Ms. Courtney nor Mr. Cohen is “independent,” as that term is defined in Section 5605 of the NASDAQ Marketplace Rules.  We believe that, upon his appointment, John G. Simmonds will not be “independent,” as that term is defined in Section 5605 of the NASDAQ Marketplace Rules.

We do not separate the roles of Chief Executive Officer and Chairman of the Board because Ms. Courtney is our sole director and the Chief Executive Officer.

Committees of the Board

We only have one member of our Board and do not have a separately designated audit, compensation or nominating committee of our Board.  The functions customarily delegated to these committees are performed by our full Board. We are not a “listed company” under SEC rules and are therefore not required to have separate committees comprised of independent directors.

Although the Board does not have an audit committee, for certain purposes of the rules and regulations of the SEC and in accordance with the Sarbanes-Oxley Act of 2002, our Board is deemed to be its audit committee and, as such, functions as an audit committee and performs some of the same functions as an audit committee including: (i) selection and oversight of our independent accountant; (ii) establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls and auditing matters; and (iii) engaging outside advisors.  Our Board has determined that its member is not a person who is an “audit committee financial expert” within the meaning of the rules and regulations of the SEC. Our Board has determined that its member is able to read and understand fundamental financial statements and has substantial business experience that results in that member’s financial sophistication.  Accordingly, our Board believes that its member has the sufficient knowledge and experience necessary to fulfill the duties and obligations that an audit committee would have.

We anticipate that the Board may form committees and adopt related committee charters following the Closing, including an audit committee, corporate governance and nominations committee and compensation committee.

Stockholder Communications

Our Board of Directors does not currently provide a process for stockholders to send communications to our Board of Directors.

Meetings of the Board of Directors; Board Compensation

Our Board did not hold any meetings during 2013, but acted by written consents in lieu of meetings, when necessary, during 2013. We did not hold an annual meeting of security holders during 2013. No compensation was paid to our directors for attendance at any meetings during 2013. Directors are reimbursed for out-of-pocket expenses incurred in furtherance of our business.

We expect to establish a director compensation program comparable to that of companies of similar size and complexity. It is expected that our board of directors will set the compensation levels.

Section 16 Compliance

Section 16(a) of the Exchange Act requires that our executive officers and directors, and persons who own more than ten percent of a registered class of our equity securities, file reports of ownership and changes in ownership with the SEC.  Based solely on our review of SEC’s EDGAR website and other information provided to us, we believe that, since inception, none of our executive officers or our director, has complied with the Section 16(a) filing requirement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information concerning the number of shares of our common stock owned beneficially as of September 30, 2013 by: (i) each person (including any group) known to us to own more than five percent (5%) of any class of our voting securities, (ii) each of our directors and each of our named executive officers, and (iii) officers and directors as a group.  Unless otherwise indicated, the stockholders listed possess sole voting and investment power with respect to the shares shown and the officers, directors and stockholders can be reached at our principal offices at 417 Exeter Road, London, ON N6E 2Z3 Canada:

	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(2)	Percentage of Common Stock
DIRECTORS AND OFFICERS	M. Ann Courtney(1)	5,750,000	82.39%
	Henry Cohen(1) All officers and directors as a group (2 persons)	0	0%
		5,750,000	82.39%
HOLDERS OF MORE THAN 5% OF OUR COMMON STOCK	M. Ann Courtney(1)	5,750,000	82.39%

(1)	3500 West Olive Avenue, 3rd Floor, Burbank, CA 91505.
(2)	Beneficial ownership is determined in accordance with the rules of the SEC. Shares of common stock subject to options or warrants currently exercisable or exercisable within 60 days of the date of this Information Statement, are deemed outstanding for computing the percentage ownership of the stockholder holding the options or warrants, but are not deemed outstanding for computing the percentage ownership of any other stockholder. Unless otherwise indicated in the footnotes to this table, we believe stockholders named in the table have sole voting and sole investment power with respect to the shares set forth opposite such stockholder's name. All shares are directly held. Percentage of ownership is based on 6,980,000 shares of common stock outstanding as of September 30, 2013.

EXECUTIVE COMPENSATION

General

Our executive officers were not compensated for their services. They were reimbursed for out-of-pocket expenses incurred in furtherance of our business.  We do not have any employment agreements with any of our executive officers.  We do not have any retirement, pension or savings plans for management or employees at this time.

Summary Compensation Table

The following table sets forth all compensation received since inception by our Chief Executive Officer and our other executive officers whose total compensation exceeded $100,000 in a fiscal year.  These officers are referred to as the Named Executive Officers in this Information Statement:

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards	Option Awards ($)	Non-Equity Incentive Plan Compensation	Non-qualified Deferred Compensation Earnings	All Other Compensation ($)	Total ($)

M. Ann Courtney, President and CEO	2013 2012	0 0	0 0	0 0	0 0	0 0	0 0	0 0	0 0

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On June 12, 2012, BLVD issued 5,750,000 shares of 0.001 par value common stock to M. Ann Courtney, an officer and director, in exchange for cash and property in the amount of $20,864.

On July 19, 2012, M. Ann Courtney made a non-interest bearing loan to the Company in the amount of $3,000 with a maturity date of July 19, 2013. The loan was repaid in full during the period ending December 31, 2012

LEGAL PROCEEDINGS

Our management knows of no material existing or pending legal proceedings or claims against us, nor are we involved as a plaintiff in any material proceeding or pending litigation.  To our knowledge, none of our directors, officers or affiliates, and no owner of record or beneficial owner of more than five percent (5%) of our securities, or any associate of any such director, officer or security holder, is a party adverse to us or has a material interest adverse to us in reference to pending litigation.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Exchange Act and file reports and other information with the SEC.  Such reports and other information filed by us may be inspected and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549, as well as in the SEC’s public reference rooms in New York, New York and Chicago, Illinois.  Please call the SEC at 1-800-SEC-0330 for further information on the operation of the SEC’s public reference rooms.  The SEC also maintains an internet site that contains reports, proxy statements and other information about issuers, like us, who file electronically with the SEC.  The address of the SEC’s web site is http://www.sec.gov.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Information Statement to be signed on its behalf by the undersigned, thereunto duly authorized

Dated: February 14, 2014

BLVD HOLDINGS, INC.

By:

/s/ M. Ann Courtney

M. Ann Courtney

President